NESTLÉ S.A.

RECEIVED

2006 DEC 19 A 6:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE COMMUNICATIONS
DEPARTMENT

[redacted]

06019376

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

Vevey, 7 December 2006
FXP/dme

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"Nestlé to streamline Group pension fund management"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

PROCESSED

Yours sincerely,

DEC 20 2006

THOMSON
FINANCIAL

F.X. Perroud
Vice President

Encl.

AVENUE NESTLÉ 55 CH-1800 VEVEY (SWITZERLAND) TELEPHONE +41 (0)21 924 25 23 TELEFAX +41 (0)21 922 63 34

Nestlé

PRESS RELEASE

Nestlé to streamline Group pension fund management

Vevey, 7 December 2006 – Nestlé S.A. has set up a new, wholly-owned subsidiary to manage the Group's pension fund assets, which amounted to some CHF 25 billion at the end of 2005. From 1 January 2007, Nestlé Capital Advisers, the new Swiss-based company, will have a strategic advisory role and be a one-stop-shop for any services required by Nestlé pension funds around the world. Nestlé Capital Advisers' CEO will be Jean-Pierre Steiner, who will also continue as Nestlé's corporate pension and risk director. Paul Polman, CFO of Nestlé S.A., will serve as Chairman of the Board.

In addition, Nestlé Capital Advisers has established Nestlé Capital Management, an operational asset management arm based in London, fully authorised and regulated by the UK Financial Services Authority. Nestlé Capital Management will start operations from 1 January 2007, with 15 investment managers and a compliance officer. This new Nestlé asset management company will be able to provide cross-border investment and advisory services to any Nestlé pension fund based in Europe or elsewhere. However, each individual Nestlé pension fund will continue to be under the responsibility of the relevant local trustee board.

Nestlé's new, shared-services approach to Group pension fund management aims to lower costs and boost net asset performance while strengthening Nestlé S.A.'s overview of Group pension assets.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*